

Mail Stop 3561

October 6, 2008

Via U.S. Mail

Robert Denman
Chairman, Chief Executive Officer, Chief Financial Officer,
Principal Accounting Officer, President, Secretary and Treasurer
SNT Cleaning, Inc.
9012 – 100 Street
Westlock, Alberta Canada T7P 2L4

> **Re: SNT Cleaning, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed September 22, 2008**
> **File No. 333-152356**

Dear Mr. Denman:

　　We have reviewed your responses to the comments in our letter dated August 12, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. We note your revised disclosure that the sale price of the stock in this registration statement is $0.001, that the "founder" bought the stock at a "value" of $0.0001, and that Rob Denman bough the stock from the "founder." Revise to disclose the price Mr. Denman paid for the stock and the exemption from registration the founder relied upon in making the sale.

Prospectus Summary, page 1

2. Identify the Country and Province in which Westlock is located in the first paragraph on page 1.

Risk Factors, page 9

3. Revise to add a risk factor describing the risk that your current offering might pose to your intent to raise needed funds through a primary offering of securities in the future.

Special Note Regarding Forward-Looking Statements, page 16

4. We note your disclosure that your "actual results are most likely to differ materially from those anticipated in these forward-looking statements." Please revise your disclosure to reflect the fact that you should have a reasonable basis for all of the disclosures in your registration statement.

Determination of Offering Price, page 17

5. Revise the third bullet point to reflect the fact that purchasers in this offering will make no contribution to your capital.

Management's Discussion and Analysis Of Financial Condition . . . ., page 20

6. We note your response to previous comment 22, however, please revise your disclosure to provide a basis for your projection that your sales will increase to such an extent that you will become profitable in the first quarter in 2009.

7. We note your disclosure in the first paragraph on page 22 that until you achieve profitability, you will have to obtain additional financing to continue the operations of your business, either from Mr. Denman or through public or private equity or debt financing, arrangements with security holders or other sources. Please disclose the approximate amount of funds that you will need to raise.

Description of Business, page 23

8. Please revise your disclosure at the bottom of page 25 to state whether you intend the content of the referenced web pages to be incorporated into, and constitute part of, your disclosure.

Securities Ownership of Certain Beneficial Owners And Management, page 32

9. We note your response to previous comment 39, however, please revise to delete the paragraphs under the heading "Principal Stockholder" on page 34 or advise us why such disclosure is necessary. Also, please update your disclosure on page 32 to a more recent date.

Part II, page II-1

Exhibits, page II-2

10. We note your response to prior comment 45, however, please revise your exhibit list to indicate that the consent of your legal counsel required by Item 601(b)(22) of Regulation S-K is incorporated by reference to Exhibit 5.1.

Undertakings, page II-2

11. We note your response to previous comment 46, however, please include each of the undertakings that are applicable to the offering being registered, including the undertaking in Item 512(h) or explain to us why you believe such disclosure is not required.   In addition, although you have not indicated that this is a Rule 415 offering on your registration statement cover page, by its terms it is a continuous offering, since it will continue for a period of 4 months. Please revise to include the appropriate undertaking.

Exhibit 5.1

12. We note that you did not respond to previous comments 47 or 48 and reissue. Please provide a revised opinion of counsel indicating that counsel only relied on the documents referenced in the last sentence of the third paragraph of counsel's opinion as to factual matters. Also, please have counsel provide a revised form of opinion omitting the phrase "will be validly issued" from the final sentence of the fifth paragraph, as the shares have already been issued.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

Robert Denman
SNT Cleaning, Inc.
October 6, 2008
Page 5

cc: Diane Dalmy, Attorney at Law
        Fax: (303) 988-6954